Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 18 DATED APRIL 10, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012, supplement no. 13 dated February 14, 2012, supplement no. 14 dated February 17, 2012, supplement no. 15 dated March 8, 2012, supplement no. 16 dated March 14, 2012 and supplement no. 17 dated March 22, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 255-unit apartment complex located in Pikesville, Maryland.
Acquisition of The Residence at Waterstone
On April 6, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Pikesville LLC (the “Owner”), purchased a 255-unit apartment complex (“The Residence at Waterstone") from Avalon Village Green Associates, LLC. The Residence at Waterstone is located in the northwest Baltimore suburb of Pikesville, Maryland on approximately 25.2 acres of land.
The purchase price of The Residence at Waterstone was $64.7 million plus closing costs. We funded the acquisition of The Residence at Waterstone with proceeds from The Residence at Waterstone Mortgage Loan (defined below) in the amount of $47.9 million and proceeds from this offering.
The Residence at Waterstone was constructed in 2002 and is currently 96% leased. The Residence at Waterstone is comprised of 255 apartment units encompassing 370,591 rentable square feet, featuring one-, two- and three-bedroom layouts in 29 two- and three-story townhome-style buildings. The community amenities include a clubhouse, a fitness center, a conference room, a business center, a media theater and a cafe.
On April 6, 2012, the Owner entered into a property management agreement (the "Property Management Agreement") with Kettler Management, Inc. (“Kettler”), which is not affiliated with us or our sponsors, pursuant to which Kettler will provide property management services with respect to The Residence at Waterstone. Concurrently with the execution of the Property Management Agreement, the Owner also entered into a Property Management - Account Services Agreement (the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to The Residence at Waterstone. Under the Services Agreement, the Owner will pay LPR a monthly fee in an amount equal to 1% of The Residence at Waterstone's Gross Monthly Collections (as defined in the Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Services Agreement. The Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days' prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Owner may terminate the Services Agreement at any time without cause upon 30 days' prior written notice to LPR. The Owner may also terminate the Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Services Agreement at any time without cause upon 90 days' prior written notice to the Owner.

Financing of The Residence at Waterstone
On April 6, 2012, in connection with the acquisition of The Residence at Waterstone, the Owner entered into a seven‑year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $47.9 million secured by The Residence at Waterstone ("The Residence at Waterstone Mortgage Loan").  The Residence at Waterstone Mortgage Loan matures on May 1, 2019 and bears interest at a fixed rate of 3.79%. Monthly payments are initially interest-only.  Beginning on June 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium, unless the loan is securitized, in which case the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions.  The loan is fully assumable by a subsequent purchaser of The Residence at Waterstone.
KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of The Residence at Waterstone Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under The Residence at Waterstone Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under The Residence at Waterstone Mortgage Loan.

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